
June 13, 2019

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Oil & Gas, S.A.B. de C.V.
Calle Volcán 150, Floor 5
Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo
Mexico City, 11000
Mexico

> **Re: Vista Oil & Gas, S.A.B. de C.V.**
> **Amendment No. 2 to Draft Registration Statement on Form DRS F-1**
> **Submitted June 3, 2019**
> **CIK No. 0001762506**

Dear Mr. Vera Pinto:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Emerging Growth Company Status, page 7

1. The registration statement cover page indicates that you have elected to use the extended transition period for complying with new or revised financial accounting standards allowed under Section 107(b)(2) of the JOBS Act. This disclosure directly conflicts with multiple statements here and elsewhere in the prospectus that you have elected not to use this extended transition period. Please revise to provide consistent disclosure.

Summary Financial and Operating Data
Reserves Data, page 20

2.   We reissue comment 2 in part. Revise the presentation of your crude oil, condensate and NGL reserves to additionally provide the proportion of the total hydrocarbon liquid volumes that are NGLs for each period presented consistent with your disclosure relating to the estimates for the year ended December 31, 2018. This comment applies to the comparable reserves disclosures provided throughout your submission, including but not limited to the presentation of reserves on pages 22, 89, F- 155, F-249 and F-263 for the beginning and end of the fiscal year ended 2017, on pages 88, F-154, F-250 and F-263 for the period beginning January 1, 2018, and pages F-250 and F-263 for the period ending April 3, 2018.

3.   We reissue comment 6 in part. Revise the presentation of your consumption plus natural gas sales reserves to additionally provide the proportion of total natural gas volumes that are related to consumption consistent with your disclosure relating to the estimates for the year ended December 31, 2018. This comment applies to the comparable reserves disclosures provided throughout your submission, including but not limited to the presentation of reserves on pages 22, 89, F-249 and F-263 for the beginning and end of the fiscal year ended 2017, and on pages F-250 and F-263 for the periods beginning January 1, 2018 and ending April 3, 2018.

Production Results and Other Operating Data, page 23

4.   Modify your disclosure to additionally provide the average realized sales price for NGLs in units of measurement consistent with your disclosure of the average realized sales price for crude oil and condensate, e.g. US$ per barrel, and consistent you disclosure of crude oil and condensate and NGL net production volumes in barrels. This comment applies to the comparable disclosures provided throughout your submission, including but not limited to the presentation of the average realized sales price of NGLs on pages 90, 103, and 104.

       For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Attorney-Adviser, at (202) 551-3056 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Emilio Minvielle